Exhibit 10.85

LICENSE AGREEMENT

This License Agreement (this “Agreement”) is made and entered into as December 2, 2004, by and between Senetek PLC, a company formed under English law with its registered office at 3 Howard Road, Eaton Socon, St Neots, Cambridgeshire, PE19 3ET, England and with its corporate headquarters located at 620 Airpark Road, Napa, California 94558 (“Senetek”), and Ferrosan A/S, a company formed under the laws of Denmark with its corporate headquarters located at Sydmarken 5, 2860 Soeborg, Denmark (“Licensee”).

BACKGROUND

A.	Senetek has developed and holds certain patents and other proprietary intellectual property and other rights relating to the use as a skin care or cosmetic product of formulations containing Kinetin.

B.	Licensee desires to market and sell skin care and cosmetic products containing Kinetin in the Authorized Channels within the Territory (all as hereinafter defined).

C.	Senetek is willing to grant Licensee the right to market and sell such products in the Authorized Channels within the Territory.

Accordingly, in consideration of the mutual promises, covenants, and conditions set forth below, the parties agree as follows:

1. DEFINITIONS

When used in this Agreement, each of the following capitalized terms shall have the respective meanings set forth in this Article.

1.1 “Affiliate” means any corporation, partnership, proprietorship or other legal entity directly or indirectly controlled by, controlling, or under common control with another legal entity, “control” meaning, for purposes hereof, the effective power to elect at least a majority of the Board or Directors or other management body of a legal entity or to effectively direct the management of a legal entity, by the ownership of voting securities, by contract, or otherwise.

1.2 “Agreement Date” means the date of this Agreement first set forth above.

1.3 “Authorized Channels” means collectively:

(i) the” Mass Market Channel,” comprised of sales to chain and independent pharmacies, including specialty pharmacies such as Boots, for resale anywhere except “behind the counter”, and to food stores, chain food stores and mass volume retailers (but excluding – to the extent allowed by EU competition rules - active and direct sales to Bath & Body Works, Garden Botanika, Origins, Aveda and “Masstige”

retailers within The Limited Group of companies (“Masstige” being defined as a retailer selling principally skin, body and hair care products exclusively under its own brand name through retail establishments owned, operated, authorized or licensed by such retailer under such brand name) and distributors which sell to such retailers,

(ii) the “Prestige Channel”, comprised of sales to chain and independent department stores and specialty cosmetics/skin care stores, day spas, medical spas, resort spas and travel-related spas and distributors which sell to such retailers,

(iii) the “Natural Products Channel”, comprised of sales to chain and independent natural and health product retailers and distributors which sell to such retailers,

(iv) the “Ethical Channel” , comprised of sales to physicians, medical clinics, health maintenance organizations, chain and independent pharmacies for resale “behind the counter” and other recognized prescription drug channels (but excluding- to the extent allowed by EU competition rules- active and direct sales in any such channel in the United States, Canada, Europe and Australia), and

(v) the “Direct to Consumer Channel”, comprised of sales direct to consumers, including through MLM, TV/tele-marketing, phone-mail orders, Internet interactive web sites and other direct to consumer channels (but excluding -to the extent allowed by EU competition rules- active and direct sales to consumers in the United States, Canada, Europe and Australia over Licensee’s own Internet interactive web sites).

If at any time during the Term of this Agreement Senetek’s existing license agreements with The Body Shop (in the case of the exclusion in clause (i) above) or Valeant Pharmaceuticals International (in the case of the exclusions in clauses (iv) and (v) above) shall expire or terminate or be amended in a manner no longer requiring such exclusion, Senetek shall give immediate notice to Licensee and the definition of “Authorized Channels” shall automatically be amended so as to eliminate such exclusion.

1.4 “Best Efforts” means that commercially reasonable degree of effort, expertise, knowledge and resources which one skilled, able, familiar with and experienced in the matters set forth herein would utilize and otherwise apply with respect to fulfilling a like obligation subject to existing legal, contractual and other restrictions.

1.5 “Calendar Quarter” means a period beginning on the first day of January, April, July or October and ending on the last day of March, June, September, or December, respectively.

1.6 “Confidential Information” means marketing, sales, financial, scientific, and other non-public and/or proprietary information concerning the products, projects, businesses and operations of a party or its Affiliates disclosed by such party to the other party or its Affiliates or of which the other party or its Affiliates gains knowledge in performing this Agreement.

1.7 “Contract Year” means a period beginning on any January 1 during the Term and ending on the first to occur of December 31 of such calendar year or the termination of this Agreement; provided, however, that the first Contract Year shall commence on the Agreement Date and end on December 31, 2005.

1.8 “Documentation” means the documentation relating to the Patents and Know-How identified in Schedule 1.8.

1.9 “Final Adjudication” means any decision by a Governmental Entity of competent jurisdiction if either (a) any and all appeals (including to other Governmental Entities of competent jurisdiction) in connection with the adjudication are exhausted or (b) the time for any such appeal shall have passed without such appeal having been perfected.

1.10 “Government Entity” means any competent governmental agency, board, authority, commission, court or other governmental entity having lawful jurisdiction.

1.11 “Intellectual Property” means collectively the Patents, the Know-How and such common law and statutory trademarks, trade names, copyrights, designs and other proprietary rights related to or useful in the performance of this Agreement that Senetek owns or has rights to on the Agreement Date except any as to which Senetek or an Affiliate is subject to an agreement or commitment precluding Senetek from making it available to Licensee.

1.12 “Know-How” means such special knowledge, trade secrets and technical or other proprietary information, whether or not patented or patentable, owned or controlled by Senetek or its Affiliates at any time prior to or during the term of this Agreement specifically related to the development, manufacture or use of the Products except any as to which Senetek or an Affiliate is subject to an agreement or commitment precluding it from making it available to the Licensee, provided, however, that Know-How shall not include any such special knowledge, trade secrets or technical or other proprietary information to the extent the same relates to Zeatin or any other analog of Kinetin.

1.13 “Net Sales” means the number of Units of Products sold to third party customers that are not Affiliates less Trial Sizes and Units actually allowed or credited by Licensee for returns of Products.

1.14 “Patents” means the patents for Kinetin set forth on Schedule 1.14.

1.15 “Person” shall be broadly construed to include any governmental entity, legal entity or individual.

1.16 “Products” means the formulations Products set forth in Schedule 1.16, and, subject to satisfactory results of permeation testing pursuant to Section 4.1, those additional formulations which contain Kinetin and other products which the parties may agree to include among the Products covered by this Agreement, which shall be added to Schedule 1.16, but excluding (i) any product subject to regulation as a prescription drug and (ii) any product with a concentration of Kinetin of more than 0.09%.

1.17 “Royalty” means the royalty on Net Sales of Products provided for in Section 3.3, and such royalty as the parties may agree at such time as they agree to add any additional Products to this Agreement.

1.18 “Specifications” means the specifications for the initial Products set forth in Schedule 1.16 and the specifications agreed to in writing by the parties with respect to each other Product.

1.19 “Territory” means each country in the world.

1.20 “Term” means the period starting on the Agreement Date and ending (if not earlier terminated pursuant to the other terms of this Agreement) upon the expiration of the last to expire of the Patents containing a Valid Claim.

1.21 “Trial Size” means a Unit that is a sampling vehicle with a fill weight that is less than thirty percent (30%) of the fill weight of the regular business Product and that is given to customers or end-use consumers free of charge or at or below cost with the objective of generating trial and awareness of Products.

1.22 “Unit” means an individual packaged unit of Product.

1.23 “Valid Claim” means any claim in an unexpired patent or patent application included within the Patents that has not been disclaimed or held invalid or unenforceable by a Governmental Entity of competent jurisdiction in a Final Adjudication.

2. LICENSE

2.1 Grant of License. Senetek hereby grants to Licensee during the Term a non-exclusive license under the Intellectual Property to manufacture, package, market and sell products containing Kinetin set forth in Schedule 1.16 in the Authorized Channels in the Territory, and the right to use the Documentation and Senetek’s Confidential Information to facilitate such manufacture, packaging, marketing and sale, in each case subject to the terms of this Agreement. If Licensee desires to market and distribute Products in any channel of trade other than the Authorized Channels, Senetek shall negotiate in good faith with respect thereto, subject to any restrictions under existing contractual commitments of Senetek and any prior rights of third parties with respect to the channel of trade at issue. Licensee has developed the Products and owns the formulations.

2.2 Right of First Offer for Oral Formulation of Kinetin. During the Term, Licensee shall have the right of first offer to obtain the right to develop, make, have made and sell through the Authorized Channels oral formulations of Kinetin for anti-aging, anti-oxidant and like neutriceutical applications, provided that such right shall not apply to any product subject to regulation as a prescription drug or any product protected through patents or other rights owned by or vested in a third party as to which Senetek or its Affiliates have not acquired the right to grant rights to Licensee after Best Efforts to obtain such rights. Licensee shall have sixty (60) days from the date that Senetek notifies Licensee that a third party is interested in pursuing such an application of Kinetin to deliver an offer to Senetek setting forth in reasonable detail the terms upon which Licensee would study, develop and commercialize such a product. If Senetek elects not to accept Licensee’s offer (or if no offer is made within such period), Senetek shall be free to grant such rights to others on terms no better to such others than those last offered by Licensee.

2.3 No Other Rights. It is expressly understood that this Agreement grants no rights to Licensee except those express rights set forth in this Article 2. Without limiting the foregoing, it is understood and agreed that Licensee has no right pursuant to this Agreement to, and shall not, (i) actively or directly sell Products other than into the Authorized Channel within the Territory to the extent it is legally permissible to prohibit or restrict such activity, (ii) manufacture, have manufactured, use or sell products containing Kinetin for skin treatment that are not Products, or (iii) acquire or assert any co-ownership or other proprietary interest in any of the Intellectual Property by virtue of its manufacture, packaging, marketing or sale of products containing Kinetin, whether alone or in combination with other active ingredients in which Licensee may have an ownership or other proprietary interest. Upon any termination of this Agreement, Licensee shall have no right of any kind with respect to the Know How or the Intellectual Property, Documentation or Senetek Confidential Information other than the right to complete the sale within six months of such termination of Products that are in finished goods or work in process form on the date of termination, provided that Licensee pays all amounts due with respect thereto. Except as expressly provided in this Agreement, nothing in the foregoing sentence shall diminish Licensee’s rights in any patent, trademark or other intellectual property that it may have or develop during the Term of this Agreement other than any based upon the Intellectual Property.

3. MANUFACTURE AND SALE OF PRODUCTS

3.1 Formulation Testing. Promptly after the Agreement Date Licensee shall submit to Dr. Gerald McCullough, Department of Dermatology, University of California at Irvine (“UCI”), adequate samples of each formulation proposed for Licensee Product (except that such samples shall not include Kinetin) together with the final specification for each such formulation. Licensee shall retain UCI to conduct skin permeation testing of each such formulation following methodologies developed with Senetek for the use of radio isotope labeled Kinetin compound and shall direct UCI to send its report to both Licensee and Kinetin. If Licensee wishes to extend its line of Licensee Product by the addition of new or modified formulations, such formulations similarly shall be submitted to UCI for permeation testing. Licensee shall bear the expenses of all such testing, including the cost of UCI in obtaining radio isotope labeled Kinetin for use in such tests. Licensee agrees that no formulation for which acceptable permeation results are not so obtained shall be used for Licensee Product. Other than such permeation testing and the in vitro testing described in Schedule 3.1, which has been approved by Senetek, Licensee shall conduct no in vitro, animal or clinical testing of any formulations containing Kinetin without the prior approval of Senetek, such approval not to be unreasonably withheld or delayed.

3.2 Licensee Product Manufacturing, Packaging and Promotion. Licensee shall manufacture all Products at its present contract manufacturer, or other well reputed manufacturer or at Centre de Recherches Biocosmetiques. All Products shall be manufactured in full compliance with all applicable cosmetic good manufacturing practices requirements and all requirements of law. Unless otherwise approved by Senetek, Licensee shall purchase its supplies of Kinetin solely from Senetek’s authorized vendor at its prices in effect from time to time. If Licensee desires to purchase its supplies of Kinetin from a source other than Senetek’s authorized vendor, it shall obtain Senetek’s prior approval of such new vendor, which approval shall not be unreasonably delayed or withheld, and shall assure that the purity of Kinetin utilized by Licensee in Products shall be no less than 99% with proof of biological activity and other efficacy of the Products to be established by Licensee or its supplier using such means and at such frequency as Senetek may reasonably require. Senetek shall have the right to conduct reasonable audits of Licensee’s available records and quality assurance/quality control procedures for raw materials, componentry, packaging and finished product.

3.3 Royalty Due on Net Sales of Products. A royalty shall be due to Senetek with respect to all Net Sales of those Products set forth in Schedule 1.16 by Licensee or its Affiliates to Non-Affiliates calculated at the rate of EURO *** per unit of 30 ml/0.05% Kinetin. Other sizes than 30 ml/0.05% will trigger a pro rata royalty (e.g. 60 ml/0.05%) will trigger a EURO *** royalty. All Royalties due shall be paid with respect to each Calendar

*** Confidential treatment has been requested

Quarter within sixty (60) days after the end of such Calendar Quarter. Payments shall be made by wire transfer to the bank account designated by Senetek from time to time in Euros, and any late payments shall be subject to a handling charge of one-and-one-half percent (1 1/2%) per month from the due date until the date of payment. All Royalty payments shall be accompanied by a reasonably detailed accounting setting forth the basis upon which such payment was calculated. Royalties due shall not be subject to any offset for any claim Licensee may have against Senetek unless and until such claim is approved by Senetek in writing or is determined to be valid in a Final Adjudication pursuant to the dispute resolution procedures set forth in this Agreement.

3.4 Minimum Net Sales. During the first Contract Year, Licensee’s Net Sales of Products shall not be less than *** Units. Within sixty (60) days after the end of the first and each subsequent Contract Year, Senetek and Licensee shall negotiate in good faith with respect to the Minimum Net Sales to be required for such Contract Year, provided that if the parties fail to reach agreement with respect thereto by the end of the first Calendar Quarter, then the Minimum Net Sales applicable to such Contract Year shall be the sum of the previous Contract Year’s actual Net Sales of Licensee Product plus ten percent (10%) of the amount by which such actual Net Sales exceeded the Minimum Net Sales for such Contract Year.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTIES

4.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF LICENSEE

Licensee represents, warrants and covenants as follows:

4.1.1 Qualifications and Authorization. Licensee is a company duly formed, validly existing and in good standing under the laws of Denmark with full corporate power and authority to conduct its business as it is now conducted and to enter into and perform this Agreement. Licensee is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its operations or ownership of assets or its performance of this Agreement requires such licensing or qualification.

4.1.2 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement, nor compliance by Licensee with any of the provisions hereof, will (i) violate or conflict with any provision of the constituent instruments governing Licensee, (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any encumbrance upon any of Licensee’s assets under, any of the terms, conditions or provisions of any material contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation to which Licensee is a party, or (iii) violate any statute, rule, regulation, ordinance, code, order, judgment, ruling, writ, injunction, decree or award applicable to Licensee, except, in the case of each of clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults or creations of encumbrances which, in the aggregate, would not have a material adverse affect on the business of Licensee taken as a whole or any adverse effect on its ability to fully perform this Agreement.

*** Confidential treatment has been requested

4.1.3 Compliance with Laws. Licensee shall comply in all material respects with all laws, regulations, ordinances, orders, decrees and other requirements applicable to the storage, shipment, marketing and sale of the Products and the manufacture of the Products. Without limiting the foregoing, Licensee shall conduct appropriate stability testing of the Products, shall maintain and implement appropriate quality control and quality assurance procedures for all Products held in inventory, and shall, if possible and feasible itself, or its appointed authorized agent, obtain and maintain all Product marketing approvals, registrations or other permits necessary for the lawful packaging, storage, shipment, marketing and sale of the Products in the Authorized Channels in each country in which Products are sold.

4.1.4 Marketing Efforts; Promotion Commitment. Licensee will promote and market the Products in a feasible and reasonable manner consistent with its efforts for its other similar products. In advertising, promoting and packaging Products, Licensee shall only make Product claims relative to Kinetin within the scope of Schedule 4.1.4 unless other claims have been approved by Senetek, such approval not to be unreasonably withheld or delayed, to assure that all claims are fully supported by existing test data and other valid substantiating materials. Licensee shall not make any comparative or parity claims for the Products in relation to other Senetek licensees’ products based upon the relative concentrations or efficacies of the Kinetin in Licensee’s and such other licensees’ products, and packaging, advertising and promotional materials for the Products shall not set forth the concentration of Kinetin except as may be required by applicable law. All Product packaging shall include the following or a similar statement: “Kinetin used under license from Senetek PLC”, with the patent number of the Patent, if Senetek holds a patent in the country in question.

4.2 Representations and Warranties and Covenants of Senetek.

Senetek represents, warrants and covenants as follows:

4.2.1 Qualifications and Authorization. Senetek is a corporation duly organized, validly existing and in good standing under the laws of England, with full corporate power and authority to conduct its business as it is now conducted and to enter into and perform this Agreement. Senetek is duly licensed or qualified to do business and is in good standing in California and each other jurisdiction in which its operations or ownership of assets in connection with this Agreement requires such licensing or qualification.

4.2.2 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement, nor compliance by Senetek with any of the provisions hereof, will (i) violate or conflict with any provision of the Certificate of Incorporation, Articles of Incorporation or other constituent instruments of Senetek, (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a creation of any encumbrance upon any of Senetek’s assets under, any of the terms, conditions or provisions of any material contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation to which Senetek is a party, or (iii) violate any statute, rule, regulation, ordinance, code, order, judgment ruling, writ, injunction, decree or award applicable to Senetek, except, in the case of each of clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults or creations of encumbrances which, in the aggregate, would not have material adverse effect on the business of Senetek and its Affiliates taken as a whole or any adverse effect on its ability to perform this Agreement.

4.2.3 Patents. Senetek and its Affiliates own the Patents and either own or hold licenses for the use of the other Intellectual Property and Documentation, and have the full and unrestricted right to license them to Licensee. Senetek has no knowledge of the existence of any patent or patent applications or trademark or copyright owned or filed by any Person that would prevent Senetek from making or having made the Senetek Products or prevent Licensee from selling Products in the Authorized Channel within the Territory As of the date of this Agreement, Senetek has not entered into any subsisting material license agreement with respect to its Patents except as disclosed on Schedule 4.2.3. Except as disclosed on Schedule 4.2.3, Senetek is not as of the date of this Agreement involved in any material dispute with respect to the agreements identified on such schedule.

4.2.4 Product Claim Substantiation; Testing Data. Senetek has made available to Licensee all currently existing, and will continue to make available to Licensee all future, Product claim substantiation and safety testing data related to the Products, including all University of California—Irvine test data and copies of “results” photographs taken by Canfield Scientific, as may be reasonably necessary to permit Licensee to advertise and promote the Products in accordance with this Agreement; provided, however, that Senetek shall not be required to disclose such information to the extent that doing so would violate agreements with others and it has used Best Efforts to obtain a waiver or amendment of such provisions to permit such disclosure.

4.3 Survival. The representations and warranties made in this Agreement shall survive the termination of this Agreement for the full period prescribed by the statute of limitations applicable to claims for the breach of such representation or warranty. The covenants of the parties made in this Agreement shall continue in full force and effect after the termination of this Agreement without limit.

5. CONFIDENTIAL INFORMATION AND ANNOUNCEMENTS

5.1 Senetek Confidential Information. Licensee shall not (a) use Senetek Confidential Information except to perform its obligations under this Agreement, or (b) disclose Senetek Confidential Information to any Person (except to its employees and agents who reasonably require same for the purpose hereof and who are bound to Licensee by the same obligations as to confidentiality) without the express written permission of Senetek, unless such disclosure is required by order of a court of competent jurisdiction.

5.2 Licensee Confidential Information. Senetek shall not (a) use Licensee’s Confidential Information except to perform its obligations under this Agreement, or (b) disclose Licensee’s Confidential Information to any Person (except to its employees and agents who reasonably require same for the purpose hereof and who are bound to Senetek by the same obligations as to confidentiality) without the express written permission of Licensee, unless such disclosure is required by order of a court of competent jurisdiction.

5.3 No License. The furnishing of Confidential Information by one party to the other shall not constitute any grant, option or license to the other under any Patent or Intellectual Property of Senetek or any intellectual property of Licensee.

5.4 Announcements. The parties will issue an agreed upon press release upon the execution of this Agreement in the Form set forth in Schedule 5.4. Except for such release and except as may otherwise be required by law or the listing rules of any exchange on which either party’s securities may be listed or quoted, for which the releasing party shall provide prior notice to the other party and the opportunity to comment on any required disclosure, neither party will disclose the terms of this Agreement to any other Person; provided, however, that each party may make such disclosure of the terms of this Agreement to its employees and agents as is necessary to permit such party to perform its obligations under this Agreement; provided further that any such employee or agent agrees to maintain the confidentiality of this Agreement; and provided further that either party may make such disclosures of the terms of this Agreement as are necessary to enter into license and other agreements that do not conflict with the terms of this Agreement. Licensee acknowledges that this Agreement may be deemed to be a “material contract” as that term is defined by Item 601(b)(10) of Regulation S-K, and that Senetek may therefore be required to file such document as an exhibit to reports or registration statements filed under the United States Securities Act or Securities Exchange Act, provided that Senetek shall redact commercial terms and file for confidential treatment to the extent permitted by applicable rules of the United States Securities and Exchange Commission. Notwithstanding the restrictions set forth in Section 5.1 and 5.2, either party may disclose the results of any clinical studies or other technical data concerning the Products conducted by it and, with the consent of the other party, which shall not be unreasonably withheld or delayed, conducted by the other party; provided, however, that such permitted disclosures shall not be used to make comparative or parity effectiveness claims on the basis of concentration levels of Kinetin in different products.

5.5 Release from Restrictions. The restrictions set forth in Sections 5.1 and 5.2 shall not apply to Licensee or Senetek Confidential Information disclosed to the other party (i) that a party rightfully possessed before it received the information from the other as evidenced by written documentation; (ii) that subsequently becomes publicly available through no fault of that party; (iii) that is subsequently furnished rightfully to that party by a third party that is not an Affiliate and which is not known to be under restrictions on such disclosure; or (iv) that is independently developed by an employee, agent or contractor of such party.

5.6 Survival. The provisions of this Article 5 shall survive termination of this Agreement and continue thereafter for a period of five (5) years.

6. BOOKS AND RECORDS

6.1 Books and Records. Licensee shall keep (and shall cause any permitted contract manufacturer to keep) books and records sufficient to permit an independent chartered accountant to verify Licensee’s compliance with all of the representations, warranties and covenants contained herein. Such books and records shall accurately reflect all amounts included in its calculation of royalty due with respect to Products and shall be prepared in accordance with generally accepted accounting principles, and Licensee shall maintain source documentation of the amounts therein reflected. Such books and records shall be preserved for a period not less than three (3) years after they are created during and after the Term of this Agreement. Each party shall be permitted, on thirty (30) days’ notice, to audit all appropriate books and records at a single location. Such audit may be performed by an independent chartered accountant designated by a party, upon reasonable notice and during regular business hours. A party shall conduct no more than one (1) such audit during any Contract Year unless any prior audit showed material breach of a representation, warranty or covenant, in which event the a party may conduct no more than two (2) audits during the succeeding Contract Year. Each party shall pay its own costs of conducting any such audit unless it is determined by Final Adjudication that the party whose books and records were audited was in breach by more than five percent (5%), in which event it shall pay all reasonable costs of such audit.

7 INDEMNIFICATION, INSURANCE AND LIMITS ON LIABILITY

7.1 Indemnification by Licensee. Licensee shall defend, indemnify, and hold harmless Senetek, its officers, agents, employees and Affiliates from any loss and from any claim, action, damage, expense or liability (including defense costs and attorneys’ fees) (collectively, “Claims”) arising out of or related to a breach or alleged breach of any representation, warranty or covenant made by Licensee herein, or the marketing, sale or use of Products or the manufacture of Products, except insofar as such claims are related to or arise from Senetek’s negligence or breach of any representation, warranty or covenant made by Senetek under this Agreement.

7.2 Indemnification by Senetek. Senetek shall defend, indemnify, and hold harmless Licensee, its officers, agents, employees and Affiliates from any Claims (i.e. from any claim, action, damage, expense or liability, including defense costs and attorneys’ fees) arising out of or related to a breach or alleged breach of any representation, warranty, or covenant made by Senetek herein, except insofar as such claims are related to or arise from Licensee’s negligence or breach of any representation, warranty or covenant made by Licensee under this Agreement.

7.3 Insurance. Each party shall maintain at its expense commercial general liability insurance with appropriate riders insuring its performance hereunder with an insurance company or companies rated at least Best AA, or as Gerling in a principal amount of not less than Two Million Dollars (US$2,000,000) per occurrence and Five Million Dollars (US$5,000,000) in the annual aggregate. Within thirty (30) calendar days after the date of this Agreement, each party shall furnish to the other a certificate evidencing such insurance. Either party may elect to suspend its performance hereunder until the other party’s insurance is in place and the certificate of coverage is provided, and may thereafter suspend its performance if it reasonably believes such insurance is not in place until the other party provides reasonable assurance that such coverage is in place without any gap in coverage during the Term and will be maintained as required by this Agreement.

7.4 No Consequential Damages. Except for claims that include consequential damages paid to Persons that are not Affiliates of an indemnified party, neither party shall be liable to the other for consequential damages, lost profits, injury to reputation or similar claims; provided, however, that nothing in this sentence shall be construed to in any way limit Licensee’s obligation to pay Royalty due on Net Sales of Products under this Agreement. UNDER NO CIRCUMSTANCES SHALL EITHER PARTY OR ITS AFFILIATES HAVE ANY LIABILITY ARISING FROM THIS AGREEMENT IN EXCESS OF 10 (TEN) TIMES THE HIGHEST AGGREGATE AMOUNT PAID AS ROYALTIES FOR PRODUCTS IN ANY OF THE THREE PRECEDING CONTRACT YEARS. Each party acknowledges and agrees that, but for the limitations of liability set forth in this Section, the other party would not have entered into this Agreement upon the terms set forth herein and that such limitations are a material part of this Agreement.

7.5 Recalls. In the event any Product(s) must be recalled from distribution by reason of failure to meet any requirements of law or otherwise, Licensee shall immediately effect such recall at its own expense and may thereafter pursue its rights, if any, pursuant to Section 7.2. Senetek shall use Best Efforts to cooperate with Licensee in implementing any such recall or responding to any regulatory matters in connection therewith, provided Licensee shall pay Senetek’s out-of-pocket expenses related thereto, subject to any subsequent claim under Section 7.2.

8. INFRINGEMENT

8.1 Notification of Infringement. During the Term, each party shall promptly advise the other in writing of any infringement, imitation or act by third parties inconsistent with the ownership of and rights to the Intellectual Property as represented in this Agreement or any act of unfair competition by third parties (any of the foregoing shall be referred to as an “infringement”) relating to any of the Intellectual Property or any patent, trademark or other intellectual property of Licensee related to the Products, wherever and whenever such infringement or act shall come to the attention of such party. Senetek (in the case of infringement of the Intellectual Property) or Licensee (in the case of infringement of its intellectual property) shall promptly take such commercially reasonable action as is required to restrain such infringement or otherwise enforce its rights, and the other party shall cooperate fully in such action and, if so requested, shall join as a party to any appropriate legal proceedings for such purpose. Each party shall bear its own expenses in connection with the foregoing. If within 30 days after the owner of the intellectual property being infringed becomes aware of such infringement, such party fails to commence appropriate and diligent action with respect to such infringement, the other party shall have the right, to the extent permitted by law, to institute an action for infringement at its own expense, and in its own name, or in the name of any of its Affiliates and the right to enforce and collect any judgment thereon.

8.2 Recovery. Any recovery by either party as a result of any claim, demand, litigation or other action contemplated by Section 8.1 or any settlement thereof shall first be used to reimburse each party for the reasonable costs of the action borne by such party (or, if the recovery is less than the aggregate costs of such action, shall be distributed between the parties in proportion to the costs of the action borne by each of the parties), with the remaining amount, if any, to be paid to the party bringing the action.

9. TERM AND TERMINATION

9.1 Term. The term of this Agreement shall be the Term as defined in Article 1 unless terminated earlier than therein provided pursuant to this Article 9.

9.2 Termination for Cause. Each party shall have the right to terminate this Agreement at any time upon written notice to the other in the event (i) the other party is found in breach of any of its representations or fails to perform any material obligation and such failure continues for a period of thirty (30) days with respect to a payment failure or, with respect to any other failure, such failure continues for a period of sixty (60) days after notice thereof or (ii) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, or a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by the other party, or the other party makes or executes any assignment for the benefit of creditors. Notwithstanding the foregoing, in the case of a breach by Licensee of its covenants with respect to the Minimum Net Sales, Senetek’s exclusive remedy is to terminate this Agreement, however, Licensee shall have the right to cure such breach by payment to Senetek of an amount equal to the applicable Royalty due on the number of Units by which Licensee failed to achieve the Minimum Net Sales

9.3 Licensee shall have the right to terminate this Agreement on six (6) months’ prior written notice.

10. MISCELLANEOUS

10.1 Method of Payments. All payments due under this Agreement shall be paid in EUROS by wire transfer of immediately available funds to Senetek in the United States. Late payments shall be subject to a monthly processing fee of one-and-one-half percent (1.5%) of the amount overdue or, if such amount is not permitted by law, the maximum amount permitted by law.

10.2 Taxes. All taxes due with respect to the sales of Products by Licensee shall be paid by it. If Senetek is required to collect and remit any tax for which Licensee is responsible, Senetek shall be entitled to collect the amount of such tax from Licensee within 30 days of the date any such tax is due together with a handling charge of five percent (5%) of the amount remitted.

10.3 No Joint Venture. It is not the intent of the parties hereto to form any partnership or joint venture. Each party shall, in relation to its obligations hereunder, act as an independent contractor, and nothing in this Agreement shall be construed to give either party the power or authority to act for, bind or commit the other.

10.4 Governing Law. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules as from time to time in effect are deemed to be incorporated by reference into this Section 10.4. The number of arbitrators shall be three, the seat, or legal place, of arbitration shall be London, the language to be used in the arbitral proceedings shall be English, and the governing law of the Agreement shall be the substantive law of England.

10.5 No Assignment. Neither party to this Agreement may assign its rights or obligations under this Agreement without the prior written consent of the other party to this Agreement; provided, however, that either party may assign its rights to an Affiliate or to any successor by merger, consolidation, sale of stock or the sale of substantially all of the assets of such party; provided further, that no such permitted assignment shall relieve the assigning party of its liability for any breach by its assignee. Licensee may not sub-license any of its rights hereunder without the prior written consent of Senetek. Any permitted sublicense shall require that the sub-licensee agree in writing to comply with the terms of this Agreement and shall name Senetek as a third-party beneficiary with rights of enforcement. No sub-licensee shall have any right to grant additional sublicenses, and any attempt to grant such a further sublicense shall automatically terminate the sub-license under which such additional sub-license purportedly was granted.

10.6 Force Majeure. No party hereto shall be liable to any other in damages for, nor shall this Agreement be terminable by reason of, any delay or default in such party’s performance hereunder if such delay or default is caused by conditions beyond such party’s control including, but not limited to, acts of God, regulation or law or other action of any government or any agency thereof, war, insurrection, civil commotion, destruction of production facilities or materials by earthquake, fire, flood or storm, labor disturbances, epidemic, or failure of suppliers, public utilities or common carriers. Each party hereto agrees to promptly notify the other party of any event of force majeure under this Section 10.6 and to employ Best Efforts towards prompt resumption of its performance hereunder if such performance is delayed or interrupted by reason of such event. In the absence of a force majeure event involving material impairment or destruction of manufacturing capability or supply chain for Product, no force majeure event shall be deemed to excuse the failure of Licensee to meet the Minimum Net Sales applicable to any Contract Year.

10.7 Notices. Unless otherwise provided herein, any notice required or permitted to be given hereunder (a “Notice”) shall be mailed by certified mail or generally recognized express courier service with signature required for delivery, postage prepaid, sent by facsimile transmission, or delivered by hand to the party to whom such Notice is required or permitted to be given hereunder, at such party’s headquarters address first set forth above or at such other address as the party may have designated by Notice hereunder. If mailed, any such Notice shall be deemed to have been given as of the date of receipt, as evidenced by the date appearing on the delivery notice. If delivered by hand, any such Notice shall be deemed to have been given when received by the party or agent of such party to whom such Notice is given, as evidenced by written and dated receipt of the receiving party.

10.8 Captions. The captions in this Agreement are solely for convenience of reference and shall not be used for purposes of interpreting or construing the provisions hereof.

10.9 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provision shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

10.10 Waiver. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, privilege or power hereunder shall operate as a waiver or relinquishment thereof; nor shall any single or partial exercise by any party hereto of any right, privilege or power hereunder preclude any other or further exercise thereof, or the exercise of any other right, privilege or power.

10.11 Entire Agreement. This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and shall supersede any prior agreements, negotiations, understandings, representations, statements and writings relating thereto. This Agreement may not be amended or modified except in a writing signed by a duly authorized officer of the party against whom enforcement of such amendment is sought.

10.12 Counterparts. This Agreement may be executed in one or more counterparts by exchange of facsimile copies of signature pages, each of which will be deemed an original and all of which together will constitute one and the same instrument.

10.13 Document Preparation. The Parties acknowledge that this Agreement is a product of extensive negotiations and that no inference should be drawn regarding the preparation of this document.

To evidence this Agreement, the parties have caused their duly authorized representatives to execute this Agreement as of the Agreement Date.

FERROSAN A/S

By:	/s/ Niels de Coninck-Smith
Name:	Niels de Coninck-Smith
Date:	December 10, 2004
Title:	Chief Executive Officer

SENETEK PLC

By:	/s/ Frank J. Massino
Name:	Frank J. Massino
Date:	December 10, 2004
Title:	Chairman and Chief Executive Officer

SCHEDULE 1.8

DOCUMENTATION

1.	Kinetin pre-Clinical Safety Studies

A.	STK 1—Ames Test
B.	STK 2—Mouse Lymphoma TK Locus Assay
C.	STK 4—Acute Oral Toxicity to Mice
D.	STK 6—Acute Oral Toxicity to Rats
E.	STK 7—Acute Dermal Toxicity to Rats
F.	STK 8—Irritant Effects on Rabbit Skin
G.	STK 9 –Irritant Effects on the Rabbit Eye
H.	STK 10—Delayed Contact Hypersensitivity in Guinea Pig
I.	STK 15—Kinetin and Furfural Bacterial Mutation Assay
J.	STK 30—Mouse Micronucleus Test

2.	Kinetin Clinical Safety Studies

A.	KTN 001
B.	KTN 003

3.	Kinetin In-vitro Skin Penetration Studies

4.	Kinetin Raw Material Test HPLC Procedure and Specifications (current supplier)

5.	Product Composition and Manufacturing Instructions for Formulae Developed by Senetek.

6.	Product Specifications for Formulae Developed by Senetek PLC.

7.	Kinetin HPLC Assay Procedure for Formulated Products

SCHEDULE 1.14

PATENTS

Title	Country	Status	Application No.	Patent No.	Patent Date
Method and Composition for Ameliorating the Adverse Effects of Aging	Argentina	Granted	320120	250273	1/28/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Australia	Granted	81884/91	666836	7/9/96

Method and Composition for Ameliorating the Adverse Effects of Aging	Austria	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Belgium	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Brazil	Granted	2108368	P19107307	10/31/00

Method and Composition for Ameliorating the Adverse Effects of Aging	Canada	Granted		1,339,503	10/21/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Canada	Pending	2108369

Method and Composition for Ameliorating the Adverse Effects of Aging	China	Granted	91104472.8	ZL91104472	6/3/96

Method and Composition for Ameliorating the Adverse Effects of Aging	European Patent Office	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Finland	Pending	935039

Method and Composition for Ameliorating the Adverse Effects of Aging	France	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Germany	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Great Britain	Granted	91912579.9	0584068	10/6/99

Title	Country	Status	Application No.	Patent No.	Patent Date
Method and Composition for Ameliorating the Adverse Effects of Aging	Greece	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Ireland, Republic of	Pending	1715/91

Method and Composition for Ameliorating the Adverse Effects of Aging	Israel	Granted	98204	98204	2/12/95

Method and Composition for Ameliorating the Adverse Effects of Aging	Japan	Granted	512066/91

Method and Composition for Ameliorating the Adverse Effects of Aging	Japan (divisional)	Pending	3103375

Method and Composition for Ameliorating the Adverse Effects of Aging	Luxem- bourg	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Korea, South	Granted	703452/93	196660	2/22/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Malaysia	Pending	PI9100865

Method and Composition for Ameliorating the Adverse Effects of Aging	Mexico	Granted	25,886	178834	7/2/95

Method and Composition for Ameliorating the Adverse Effects of Aging	Nether- lands	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	New Zealand	Granted	238210	238210	10/1/93

Method and Composition for Ameliorating the Adverse Effects of Aging	New Zealand	Granted	247836	247836	8/8/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Norway	Granted	934115	304814	2/22/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Philippines	Pending	42893

Title	Country	Status	Application No.	Patent No.	Patent Date
Method and Composition for Ameliorating the Adverse Effects of Aging	Saudi Arabia	Pending	91120262

Method and Composition for Ameliorating the Adverse Effects of Aging	Spain	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Sweden	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Switzer- land	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Taiwan	Granted	80105893	76376	5/23/96

Method and Composition for Ameliorating the Adverse Effects of Aging	Venezuela	Pending	727

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	206,041	5,371,089	12/6/94

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	292,721	5,602,139	2/11/97

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	314,361	5,614,507	3/25/97

SCHEDULE 1.16

PRODUCTS

Imedeen Expression Line Control Serum (with kinetin)

Ingredient specification

*** Confidential Treatment has been requested

SCHEDULE 3.1

PREVIOUSLY APPROVED TESTING

1.	Kinetin skin permeation test of final formula

Prof McCullough, Californa, US

Completed with satisfactorily results

2.	Study of combined effect of systemic application of Imedeen Time Perfection (ITP) active ingredients and topical application of kinetin on quality and quantity of dermal extracellular matrix and of epidermis.

Dr Damour, Lyon, France

In progress, to be completed

3.	Evaluation of the efficacy of Expression Line Control™ in improving the appearance of micro-wrinkles, moisturization and elasticity in healthy women

BioBasic Europe, Italy

In progress, to be completed Jan 2005

SCHEDULE 4.1.4

APPROVED KINETIN CLAIMS

1.	Powerful antioxidant

2.	Nature Identical - found throughout nature

3.	Endogenous - found in our bodies, helps protects our DNA and can actually be cleaved from our DNA

4.	Not an acid

5.	Does not disrupt the skin barrier function of the skin

6.	Increases Moisture Retention, protects against transepidermal water loss

7.	Highly effective in reducing fine lines and wrinkles, mottled hyperpigmentation and improving skin texture (reducing roughness), i.e., visibly reduces the appearance of fine lines and wrinkles - (if you are to use this claim, it must be worded exactly as it is stated in this example)

8.	In cellular activity studies, delayed the destruction of the fibroblast, the unit of the cell that produces collagen and elastin

9.	Compatible with a sunscreen, i.e., can be combined with a sunscreen

10.	Provides a Sun Protectant Factor against UVC harmful rays from the sun

11.	Clinically proven in human trials, using the identical protocols required for getting a product approved for prescription use by the US Food and Drug Administration

12.	Virtually side effect free, do not see burning, peeling or stinging with Kinetin compared to retinoic acid, alpha hydroxy acids, etc..

13.	Possesses anti-inflammatory properties

14.	Evens out skin tone

15.	Protects against age spots and redness (Diminishes)

16.	No photosensitivity associated with Kinetin

17.	Works without irritation or exfoliation

SCHEDULE 4.2.3

OTHER LICENSE AGREEMENTS

1.	Valeant Pharmaceuticals International

2.	Revlon Consumer Products Corporation

3.	Osmotics Corporation

4.	The Body Shop

5.	Allure Cosmetics

6.	Med-Beauty AG

7.	Vivier Pharma Inc.

8.	Age Advantage Laboratories, Inc.

9.	Panion & BF Laboratory Ltd.

10.	Enprani Co., Ltd.

SCHEDULE 5.4

PRESS RELEASE

Press Release

Source: Senetek PLC

Senetek PLC Announces Global License for Ferrosan A/S to Market

Kinetin Skin Care Line under Imedeen® Brand

NAPA, Calif., December 10, 2004 / PRNewswire-First Call/ — Senetek PLC (OTCBB: SNTKY—News), www.senetekplc.com, a healthcare technologies company focused on developing and co-marketing products for the anti-aging markets worldwide, today announced the signing of a global non-exclusive license agreement for Ferrosan A/S of Denmark to launch a collection of Kinetin skin care products as a line extension of its Imedeen® brand of oral skin care supplements. Imedeen® is recognized as worldwide brand category leader. Under the agreement, Ferrosan will manufacture and intends to market the line in the prestige, natural products and direct-to-consumer channels of distribution in addition to the mass market, including Boots® pharmacies in Europe. The latter channel became available for licensing under a recent amendment to Revlon’s license in which it agreed that its license would be non-exclusive in the global mass market. Senetek and Ferrosan also plan to jointly develop oral nutriceutical formulations featuring the proven antioxidant properties of Kinetin.

Frank J. Massino, Chairman and Chief Executive Officer of Senetek, said, “We are very pleased with this new commercial partnership which will further expand Kinetin’s global presence in association with the very strong Imedeen trademark. This new license marks our first step in our campaign to increase Kinetin’s availability in the mass market, which is the largest skin care channel of trade, and co-development with Ferrosan of an oral antioxidant also will be a milestone in our announced program to broaden the product classes benefiting from the remarkable properties of our patented compound, Kinetin.”

Lars Lindmark, Vice President Science & Development of Ferrosan A/S, commented, “Kinetin’s strong science and wide functions represent exciting opportunities for our life-style supplements portfolio, especially within the skin care category and potentially also numerous nutraceutical applications”.

* * * *

Senetek is a life sciences-driven product development and licensing company focused on the high growth market for dermatological and skin care products primarily addressing photodamage and age-related skin conditions. Senetek’s patented compound Kinetin is a naturally occurring cytokinin that has proven effective in improving the appearance of aging skin with virtually none of the side effects associated with acid-based active ingredients. Senetek has licensed Kinetin to leading global and regional dermatological and skin care marketers including Valeant Pharmaceuticals, The Body Shop and Revlon. Senetek’s

researchers at the University of Aarhus, Denmark, also are collaborating with the Institute of Experimental Botany, Prague, and with Beiersdorf AG, Hamburg, to identify and evaluate additional new biologically active compounds for this high growth field.

Senetek PLC Investor Relations Contact:

1-707-226-3900 ext. 102

E-mail: Pknopick@eandecommunications.com

Safe Harbor Statement

This news release contains statements that may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, including those that might imply Senetek’s expectation of a successful launch of Kinetin skin care under the Imedeen brand, successful development of an oral antioxidant formulation of Kinetin, and successful evaluation and development of other new compounds in collaboration with the Institute of Experimental Botany and Beiersdorf AG. Forward-looking statements by their nature involve substantial uncertainty, and actual results may differ materially from those that might be suggested by such statements. Important factors identified by the Company that it believes could result in such material differences are described in the Company’s Annual Report on Form 10-K for the year 2003. However, the Company necessarily can give no assurance that it has identified or will identify all of the factors that may result in any particular forward-looking statement materially differing from actual results, and the Company assumes no obligation to correct or update any forward-looking statements which may prove to be inaccurate, whether as a result of new information, future events or otherwise.